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                                     EXHIBIT 3.4
 RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS AT A MEETING OF THE BOARD HELD ON
             JULY 14, 1998, AMENDING THE BYLAWS OF THE COMPANY

          BE IT RESOLVED:  That the Board of Directors hereby amends
     Section 3.2 of this Corporation's 1994 Bylaws, to read in its entirety, as follows:

               "3.2. NUMBER AND TERM OF OFFICE. The authorized number of Directors shall be not less than six (6) nor more than nine (9). The exact number of Directors shall be eight
          (8) until changed within the limits specified above, by a Bylaw amending this Section 3.2, duly adopted by the Board of Directors or by the stockholders. The indefinite number of Directors may be changed, or a definite number may be fixed without provision for an indefinite number, by a duly adopted amendment to the Certificate of Incorporation, or by an amendment to this Bylaw adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote or by resolution of a majority of the Board of Directors.

               No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires. If, for any cause, the Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided by these Bylaws."